September 3, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:        Las Palmas Mobile Estates
Preliminary Proxy Statement on Schedule 14C
File No. 0-52397
Amended August 11, 2008

Dear Ms. Long:

On behalf of Las Palmas Mobile Estates (the “Company” or “LPME”), we respond to the comments of the Staff in its letter dated August 19, 2008 as follows:

General

1.	Please revise your proxy statement to update your unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response:  Complied.  We have included the required interim financial statements for the six months ended June 30, 2008 and 2007.  See the amended Information Statement.

Discussion and Analysis of AFT’s Operations and Financial Condition, Page 13

Results of AFT’s Operations, Page 14

2.
We note your response to prior comment 13.  It does not appear to us that you quantified the factors that you identified as increasing your selling, general and administrative expenses from period to period.  Please revise your document accordingly.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 3, 2008

Response:  Complied.  We have updated our discussion of AFT’s results of operations to include some quantified factors relating to the significant changes in our selling, general and administrative expenses for each period presented.  See the amended Information Statement beginning on Page 14.

Liquidity and Capital Resources, Page 16

3.
We note your disclosure of the required covenants/ratios associated with your industrial revenue bonds.  Please revise your document to disclose the actual ratios at December 31, 2007 and at the most recent balance sheet date.  Also, please revise your document to disclose the terms of the waiver you received, to discuss how you intend to comply with your debt covenants in the future, and to address the potential consequences if you are unable to comply and unable to re-finance your debt or obtain additional waivers.

Response:  Complied.  See the amended Information Statement beginning on Page 17.

4.
We note your response and appreciate the additional information that you provided to prior comment 21.  Please provide us the analysis that you performed to determine that M&W and FPF are variable interest entities and that AFT is the primary beneficiary.

Response:  M&W is a lessor of real estate with only one long-term lessee, AFT, and only one equity investor, Jamie Mancl.  Jamie and his wife are the majority shareholders of AFT.  M&W is a separate entity and does not meet any scope exceptions, but has variable interests created by M&W’s long-term lease with AFT and having M&W’s bond financing guaranteed by AFT; therefore, FIN 46R applies.  Since AFT is a party other than the holder of the equity investment at risk, and is the co-borrower under the bond agreement, it has the obligation to absorb any expected losses; and thus, M&W is a variable interest entity.  Furthermore, since there are no other enterprises that hold variable interests in M&W, and AFT has the obligation to absorb the majority of any expected losses of M&W, AFT is considered to be the primary beneficiary and consolidation is required.

FPF is a wholesale distributor of fiberglass piping with only one equity investor, Jamie Mancl.  FPF is a separate entity and does not meet any scope exceptions, has insufficient equity to conduct operations ($100) and AFT is guaranteeing FPF’s bank debt; therefore, FIN 46R applies.  Since AFT is a party other than the holder of the equity investment at risk, and is the guarantor on all bank financing agreements used to fund the operations, it has the obligation to absorb any expected losses meaning FPF is a variable interest entity.  Again, since AFT is a significant customer of FPF, and has the obligation to absorb the majority of any expected losses of FPF, AFT is considered to be the primary beneficiary and consolidation is required.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 3, 2008

5.	We note your response and revisions related to prior comment 22. Please also disclose in your notes and MD&A that revenue from installation and service work is not material for the applicable periods.

Response:  As previously stated in our response to prior comment 22, service and installation revenue was not material for 2006 but it was increasing during the latter half of 2007.  Accordingly, we feel that disclosing service revenue and cost of sales as immaterial would be misleading.  During 2006 and most of 2007, AFT utilized a very simple accounting system and was not able to segregate installation and service revenue and costs from product sales revenue and costs.  Furthermore, as a private company, there was no requirement for AFT to separately track its revenue and costs from products and services.

When AFT started to make plans to reverse-acquire a public company, it purchased new accounting software during the latter half of 2007.  However, there is still no way to provide separate reliable, auditable installation and service revenue and cost and product sales revenue and cost data based upon the existing 2006 and 2007 accounting information.

AFT has accounted for installation and service revenue and costs from product sales revenue and costs separately during 2008.  AFT can disclose its service and installation revenue and cost of sales for the three and six-month periods ended June 30, 2008.  AFT has provided this 2008 information in footnote form, rather than on the face of the statement of operations, because AFT cannot provide comparative data for 2007 due to the aforementioned absence of such data for 2007.  See footnote 12 to AFT’s financial statements for the six months ended June 30, 2008 included with the amended Information Statement.

6.
We note your response to prior comment 24.  However, it is still unclear to us how you have determined that the related debt is appropriately classified at your interim balance sheet dates.  In this regard, please fully demonstrate to us how you have determined it is appropriate to present the related debt in long-term liabilities at your interim balance sheet dates.  Please see SFAS 78 and EITF 86-30 for guidance.  Also, please revise the notes to your annual and interim financial statements to disclose the terms of the waiver you received.

Response:  As of August 29, 2008, AFT has received waiver letters from the bank specifically waiving the three financial covenant violations at December 31, 2007 and at all subsequent quarters through September 30, 2009.  AFT’s compliance with its financial covenants will not be remeasured by the bank until December 31, 2009.  Since the waivers extend beyond one year after the balance sheet dates, the long-term classification was used for the financial statements as of December 31, 2007 and June 30, 2008.  Accordingly, the language was modified in the Financing Arrangements footnote in both the annual and interim statements to disclose this fact.  Please see the footnotes to the annual and interim financial statements included with the amended Information Statement.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 3, 2008

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Dean M. Smurthwaite

Dean M. Smurthwaite

Enclosures

cc:	Las Palmas Mobile Estates
Advanced Fiberglass Technologies, Inc.
Carver Moquist & O’Connor, LLC